UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1 World Trade Center, 85th Floor
New York, New York 10007
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH VALUE PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 920,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,309
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,309
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,679
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,679
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,861
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,861
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 758,271
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 758,271
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,237
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,237
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,106
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,106
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 546,201
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 546,201
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,422
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,422
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,008,649
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,008,649
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,323
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,323
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 116,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,785,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,785,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,785,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,855,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,855,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON PN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,855,492
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,855,492
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON CO

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,855,492
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,855,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON IN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,855,492
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,855,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON IN

 * An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Coppersmith Value Partners II, LP, a Delaware limited partnership (“Coppersmith Value II”), with respect to the Shares directly and beneficially owned by it;

(ii)	Coppersmith Capital Partners, LLC, a Delaware limited liability company (“Coppersmith Partners”), as the general partner of Coppersmith Value II;

(iii)
Coppersmith Capital Management, LLC, a Delaware limited liability company (“Coppersmith Capital”), as the Investment Manager of Coppersmith Value II and of certain managed accounts (the “Coppersmith Accounts”);

(iv)	Jerome J. Lande, as the Managing Member of each of Coppersmith Partners and Coppersmith Capital;

(v)	Craig Rosenblum, as a Member of each of Coppersmith Partners and Coppersmith Capital;

(vi)	Scopia Long LLC, a Delaware limited liability company (“Scopia Long”), with respect to the Shares directly and beneficially owned by it;

(vii)	Scopia LB LLC, a Delaware limited liability company (“Scopia LB”), with respect to the Shares directly and beneficially owned by it;

(viii)	Scopia PX LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(ix)	Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(x)	Scopia Long QP LLC, a Delaware limited liability company (“Scopia Long QP”), with respect to the Shares directly and beneficially owned by it;

(xi)	Scopia Windmill Fund LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(xii)	Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

CUSIP NO. 465741106

(xiii)	Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(xiv)	Scopia LB International Master Fund LP, a Bermuda limited partnership (“Scopia LB International”), with respect to the Shares directly and beneficially owned by it;

(xv)	Scopia Long International Master Fund LP, a Bermuda limited partnership (“Scopia Long International”), with respect to the Shares directly and beneficially owned by it;

(xvi)
Scopia Capital GP LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International;

(xvii)
Scopia Capital Management LP, a Delaware limited partnership (“Scopia Management”), as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and of a certain separately managed account (the “Managed Account”);

(xviii)	Scopia Management, Inc., a New York corporation (“Scopia Inc.”), as the general partner of Scopia Management;

(xix)	Matthew Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.; and

(xx)	Jeremy Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as described and defined in Item 6 of the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Coppersmith Value II, Coppersmith Partners, Coppersmith Capital and Messrs. Lande and Rosenblum is 1 World Trade Center, 85th Floor, New York, New York 10007.

The address of the principal office of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia Capital, Scopia Management, Scopia Inc. and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International, Scopia PX International, Scopia LB International and Scopia Long International is c/o Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

CUSIP NO. 465741106

(c)           The principal business of Coppersmith Value II is investing in securities. The principal business of Coppersmith Partners is serving as the general partner of Coppersmith Value II. The principal business of Coppersmith Capital is serving as the Investment Manager of Coppersmith Value II and the Coppersmith Accounts. The principal occupation of Mr. Lande is serving as the Managing Member of each of Coppersmith Partners and Coppersmith Capital. The principal occupation of Mr. Rosenblum is serving as a Member of each of Coppersmith Partners and Coppersmith Capital.

The principal business of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and as the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and of the Managed Account.  Each of Messrs. Sirovich and Mindich serve as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lande, Rosenblum, Sirovich and Mindich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Coppersmith Value II and held in the Coppersmith Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 160,000 Shares beneficially owned by Coppersmith Value II is approximately $4,760,874, including brokerage commissions. The aggregate purchase price of the 760,309 Shares held in the Coppersmith Accounts is approximately $25,001,821, including brokerage commissions.

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

CUSIP NO. 465741106

The aggregate purchase price of the 27,679 Shares beneficially owned by Scopia Long is approximately $912,715, excluding brokerage commissions.

The aggregate purchase price of the 39,861 Shares beneficially owned by Scopia LB is approximately $1,299,457, excluding brokerage commissions.

The aggregate purchase price of the 758,271 Shares beneficially owned by Scopia PX is approximately $24,777,642, excluding brokerage commissions.

The aggregate purchase price of the 22,237 Shares beneficially owned by Scopia Partners is approximately $726,629, excluding brokerage commissions.

The aggregate purchase price of the 14,106 Shares beneficially owned by Scopia Long QP is approximately $528,545, excluding brokerage commissions.

The aggregate purchase price of the 546,201 Shares beneficially owned by Scopia Windmill is approximately $17,941,568, excluding brokerage commissions.

The aggregate purchase price of the 145,422 Shares beneficially owned by Scopia International is approximately $4,754,669, excluding brokerage commissions.

The aggregate purchase price of the 1,008,649 Shares beneficially owned by Scopia PX International is approximately $32,964,492, excluding brokerage commissions.

The aggregate purchase price of the 107,323 Shares beneficially owned by Scopia LB International is approximately $3,479,319, excluding brokerage commissions.

The aggregate purchase price of the 116,049 Shares beneficially owned by Scopia Long International is approximately $3,825,453, excluding brokerage commissions.

The aggregate purchase price of the 69,694 Shares held in the Managed Account is approximately $2,277,622, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,138,896 Shares outstanding as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	Coppersmith Value II

(a)	As of the close of business on November 3, 2015, Coppersmith Value II beneficially owned 160,000 Shares.

Percentage: Less than 1%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Value II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

B.	Coppersmith Partners

(a)	Coppersmith Partners, as the general partner of Coppersmith Value II, may be deemed the beneficial owner of the 160,000 Shares owned by Coppersmith Value II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Partners has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

C.	Coppersmith Capital

(a)
As of the close of business on November 3, 2015, 760,309 Shares were held in the Coppersmith Accounts. Coppersmith Capital, as the Investment Manager of Coppersmith Value II and the Coppersmith Accounts, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,309 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 920,309
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 920,309
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

D.	Mr. Lande

(a)
Mr. Lande, as the Managing Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,309 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,309

(c)	Mr. Lande has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 465741106

E.	Mr. Rosenblum

(a)
Mr. Rosenblum, as a Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,309 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,309

(c)	Mr. Rosenblum has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

F.	Scopia Long

(a)	As of the close of business on November 3, 2015, Scopia Long beneficially owned 27,679 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 27,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,679
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia LB

(a)	As of the close of business on November 3, 2015, Scopia LB beneficially owned 39,861 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,861
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,861
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia LB since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

H.	Scopia PX

(a)	As of the close of business on November 3, 2015, Scopia PX beneficially owned 758,271 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 758,271
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 758,271
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Partners

(a)	As of the close of business on November 3, 2015, Scopia Partners beneficially owned 22,237 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,237
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,237
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Long QP

(a)	As of the close of business on November 3, 2015, Scopia Long QP beneficially owned 14,106 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 14,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,106
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long QP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

K.	Scopia Windmill

(a)	As of the close of business on November 3, 2015, Scopia Windmill beneficially owned 546,201 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 546,201
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 546,201
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia International

(a)	As of the close of business on November 3, 2015, Scopia International beneficially owned 145,422 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 145,422
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145,422
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia PX International

(a)	As of the close of business on November 3, 2015, Scopia PX International beneficially owned 1,008,649 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,008,649
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,008,649
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

N.           Scopia LB International

(a)	As of the close of business on November 3, 2015, Scopia LB International beneficially owned 107,323 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 107,323
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 107,323
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia LB International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.           Scopia Long International

(a)	As of the close of business on November 3, 2015, Scopia Long International beneficially owned 116,049 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 116,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,049
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Long International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i) 27,679 Shares owned by Scopia Long; (ii) 39,861 Shares owned by Scopia LB; (iii) 758,271 Shares owned by Scopia PX; (iv) 22,237 Shares owned by Scopia Partners; (v) 14,106 Shares owned by Scopia Long QP; (vi)  546,201 Shares owned by Scopia Windmill; (vii) 145,422 Shares owned by Scopia International; (viii) 1,008,649 Shares owned by Scopia PX International; (ix) 107,323 Shares owned by Scopia LB International; and (x) 116,049 Shares owned by Scopia Long International.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 2,785,798
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,785,798
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

Q.	Scopia Management

(a)
As of the close of business on November 3, 2015, 69,694 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i) 27,679 Shares owned by Scopia Long; (ii) 39,861 Shares owned by Scopia LB; (iii) 758,271 Shares owned by Scopia PX; (iv) 22,237 Shares owned by Scopia Partners; (v) 14,106 Shares owned by Scopia Long QP; (vi)  546,201 Shares owned by Scopia Windmill; (vii) 145,422 Shares owned by Scopia International; (viii) 1,008,649 Shares owned by Scopia PX International; (ix) 107,323 Shares owned by Scopia LB International; (x) 116,049 Shares owned by Scopia Long International; and (xi)  69,694 Shares held in the Managed Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,855,492
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,855,492
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

R.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i) 27,679 Shares owned by Scopia Long; (ii) 39,861 Shares owned by Scopia LB; (iii) 758,271 Shares owned by Scopia PX; (iv) 22,237 Shares owned by Scopia Partners; (v) 14,106 Shares owned by Scopia Long QP; (vi)  546,201 Shares owned by Scopia Windmill; (vii) 145,422 Shares owned by Scopia International; (viii) 1,008,649 Shares owned by Scopia PX International; (ix) 107,323 Shares owned by Scopia LB International; (x) 116,049 Shares owned by Scopia Long International; and (xi)  69,694 Shares held in the Managed Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,855,492
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,855,492
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

S.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 27,679 Shares owned by Scopia Long; (ii) 39,861 Shares owned by Scopia LB; (iii) 758,271 Shares owned by Scopia PX; (iv) 22,237 Shares owned by Scopia Partners; (v) 14,106 Shares owned by Scopia Long QP; (vi)  546,201 Shares owned by Scopia Windmill; (vii) 145,422 Shares owned by Scopia International; (viii) 1,008,649 Shares owned by Scopia PX International; (ix) 107,323 Shares owned by Scopia LB International; (x) 116,049 Shares owned by Scopia Long International; and (xi)  69,694 Shares held in the Managed Account.

Percentage: Approximately 7.5%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,855,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,855,492

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

T.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 27,679 Shares owned by Scopia Long; (ii) 39,861 Shares owned by Scopia LB; (iii) 758,271 Shares owned by Scopia PX; (iv) 22,237 Shares owned by Scopia Partners; (v) 14,106 Shares owned by Scopia Long QP; (vi)  546,201 Shares owned by Scopia Windmill; (vii) 145,422 Shares owned by Scopia International; (viii) 1,008,649 Shares owned by Scopia PX International; (ix) 107,323 Shares owned by Scopia LB International; (x) 116,049 Shares owned by Scopia Long International; and (xi)  69,694 Shares held in the Managed Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,855,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,855,492

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 3,775,801 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this Amendment No. 3 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and Scopia Management (on behalf of the Managed Account) have entered into certain cash-settled total return swap agreements with Goldman Sachs International (“GSI”) as the counterparty (the “Swap Agreements”). The swaps with GSI constitute economic exposure to an aggregate of 11,316 notional Shares with a reference price of $37.3980 and an expiration date of December 7, 2016. The Swap Agreements provide Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, economic exposure to an aggregate of 3,787,117 Shares (representing approximately 9.9% of the outstanding Shares on the same basis) is reported in this Amendment No. 3 to the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

CUSIP NO. 465741106

On November 4, 2015, Scopia Long QP entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, as defined and described in the Schedule 13D, pursuant to which Scopia Long QP agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joinder Agreement, dated November 4, 2015.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2015

COPPERSMITH VALUE PARTNERS II, LP

By:	Coppersmith Capital Partners, LLC General Partner

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL PARTNERS, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 465741106

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG QP LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA LONG LLC

Purchase of Common Stock	204	34.6764	10/16/2015
Purchase of Common Stock	204	35.7566	10/21/2015
Purchase of Common Stock	95	35.9660	10/22/2015
Purchase of Common Stock	171	36.3862	10/23/2015
Purchase of Common Stock	242	36.6350	10/26/2015
Purchase of Common Stock	650	36.4858	10/27/2015
Purchase of Common Stock	503	36.9558	10/28/2015
Purchase of Common Stock	408	37.3204	10/29/2015
Purchase of Common Stock	2,048	36.8631	10/30/2015
Purchase of Common Stock	101	37.4773	11/02/2015
Purchase of Common Stock	421	36.9708	11/03/2015
Purchase of Common Stock	430	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	110	37.3980	11/03/2015

SCOPIA LB LLC

Purchase of Common Stock	225	34.6764	10/16/2015
Purchase of Common Stock	224	35.7566	10/21/2015
Purchase of Common Stock	105	35.9660	10/22/2015
Purchase of Common Stock	189	36.3862	10/23/2015
Purchase of Common Stock	267	36.6350	10/26/2015
Purchase of Common Stock	716	36.4858	10/27/2015
Purchase of Common Stock	553	36.9558	10/28/2015
Purchase of Common Stock	449	37.3204	10/29/2015
Purchase of Common Stock	2,038	36.8631	10/30/2015
Purchase of Common Stock	55	37.4773	11/02/2015
Purchase of Common Stock	455	36.9708	11/03/2015
Purchase of Common Stock	464	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	158	37.3980	11/03/2015

SCOPIA PX LLC

Purchase of Common Stock	7,198	34.6764	10/16/2015
Purchase of Common Stock	7,199	35.7566	10/21/2015
Purchase of Common Stock	3,369	35.9660	10/22/2015
Purchase of Common Stock	6,045	36.3862	10/23/2015
Purchase of Common Stock	8,552	36.6350	10/26/2015

CUSIP NO. 465741106

Purchase of Common Stock	22,947	36.4858	10/27/2015
Purchase of Common Stock	17,739	36.9558	10/28/2015
Purchase of Common Stock	14,397	37.3204	10/29/2015
Purchase of Common Stock	10,845	36.8631	10/30/2015
Purchase of Common Stock	3,196	37.4773	11/02/2015
Purchase of Common Stock	13,837	36.9708	11/03/2015
Purchase of Common Stock	14,131	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	3,005	37.3980	11/03/2015

SCOPIA PARTNERS LLC

Purchase of Common Stock	212	34.6764	10/16/2015
Purchase of Common Stock	212	35.7566	10/21/2015
Purchase of Common Stock	99	35.9660	10/22/2015
Purchase of Common Stock	178	36.3862	10/23/2015
Purchase of Common Stock	252	36.6350	10/26/2015
Purchase of Common Stock	676	36.4858	10/27/2015
Purchase of Common Stock	522	36.9558	10/28/2015
Purchase of Common Stock	424	37.3204	10/29/2015
Purchase of Common Stock	264	36.8631	10/30/2015
Purchase of Common Stock	59	37.4773	11/02/2015
Purchase of Common Stock	406	36.9708	11/03/2015
Purchase of Common Stock	414	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	88	37.3980	11/03/2015

SCOPIA LONG QP LLC

Purchase of Common Stock	13,674	37.4773	11/02/2015
Purchase of Common Stock	214	36.9708	11/03/2015
Purchase of Common Stock	218	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	56	37.3980	11/03/2015

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	4,064	34.6764	10/16/2015
Purchase of Common Stock	4,064	35.7566	10/21/2015
Purchase of Common Stock	1,902	35.9660	10/22/2015
Purchase of Common Stock	3,412	36.3862	10/23/2015
Purchase of Common Stock	4,828	36.6350	10/26/2015
Purchase of Common Stock	12,954	36.4858	10/27/2015
Purchase of Common Stock	10,014	36.9558	10/28/2015
Purchase of Common Stock	8,127	37.3204	10/29/2015
Purchase of Common Stock	8,498	36.8631	10/30/2015
Purchase of Common Stock	29,064	37.4773	11/02/2015
Purchase of Common Stock	8,306	36.9708	11/03/2015
Purchase of Common Stock	8,482	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	2,165	37.3980	11/03/2015

CUSIP NO. 465741106

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	1,383	34.6764	10/16/2015
Purchase of Common Stock	1,383	35.7566	10/21/2015
Purchase of Common Stock	647	35.9660	10/22/2015
Purchase of Common Stock	1,161	36.3862	10/23/2015
Purchase of Common Stock	1,643	36.6350	10/26/2015
Purchase of Common Stock	4,408	36.4858	10/27/2015
Purchase of Common Stock	3,407	36.9558	10/28/2015
Purchase of Common Stock	2,765	37.3204	10/29/2015
Purchase of Common Stock	2,080	36.8631	10/30/2015
Purchase of Common Stock	397	37.4773	11/02/2015
Purchase of Common Stock	2,654	36.9708	11/03/2015
Purchase of Common Stock	2,710	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	576	37.3980	11/03/2015

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	9,587	34.6764	10/16/2015
Purchase of Common Stock	9,587	35.7566	10/21/2015
Purchase of Common Stock	4,488	35.9660	10/22/2015
Purchase of Common Stock	8,052	36.3862	10/23/2015
Purchase of Common Stock	11,390	36.6350	10/26/2015
Purchase of Common Stock	30,564	36.4858	10/27/2015
Purchase of Common Stock	23,629	36.9558	10/28/2015
Purchase of Common Stock	19,178	37.3204	10/29/2015
Purchase of Common Stock	14,691	36.8631	10/30/2015
Purchase of Common Stock	2,682	37.4773	11/02/2015
Purchase of Common Stock	18,403	36.9708	11/03/2015
Purchase of Common Stock	18,800	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	3,997	37.3980	11/03/2015

SCOPIA LB INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	606	34.6764	10/16/2015
Purchase of Common Stock	606	35.7566	10/21/2015
Purchase of Common Stock	284	35.9660	10/22/2015
Purchase of Common Stock	509	36.3862	10/23/2015
Purchase of Common Stock	720	36.6350	10/26/2015
Purchase of Common Stock	1,932	36.4858	10/27/2015

CUSIP NO. 465741106

Purchase of Common Stock	1,493	36.9558	10/28/2015
Purchase of Common Stock	1,212	37.3204	10/29/2015
Purchase of Common Stock	5,268	36.8631	10/30/2015
Purchase of Common Stock	124	37.4773	11/02/2015
Purchase of Common Stock	1,224	36.9708	11/03/2015
Purchase of Common Stock	1,250	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	425	37.3980	11/03/2015

SCOPIA LONG INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	856	34.6764	10/16/2015
Purchase of Common Stock	856	35.7566	10/21/2015
Purchase of Common Stock	400	35.9660	10/22/2015
Purchase of Common Stock	718	36.3862	10/23/2015
Purchase of Common Stock	1,016	36.6350	10/26/2015
Purchase of Common Stock	2,728	36.4858	10/27/2015
Purchase of Common Stock	2,108	36.9558	10/28/2015
Purchase of Common Stock	1,711	37.3204	10/29/2015
Purchase of Common Stock	8,497	36.8631	10/30/2015
Purchase of Common Stock	424	37.4773	11/02/2015
Purchase of Common Stock	1,765	36.9708	11/03/2015
Purchase of Common Stock	1,802	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	460	37.3980	11/03/2015

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	665	34.6764	10/16/2015
Purchase of Common Stock	665	35.7566	10/21/2015
Purchase of Common Stock	311	35.9660	10/22/2015
Purchase of Common Stock	558	36.3862	10/23/2015
Purchase of Common Stock	790	36.6350	10/26/2015
Purchase of Common Stock	2,118	36.4858	10/27/2015
Purchase of Common Stock	1,638	36.9558	10/28/2015
Purchase of Common Stock	1,329	37.3204	10/29/2015
Purchase of Common Stock	771	36.8631	10/30/2015
Purchase of Common Stock	224	37.4773	11/02/2015
Purchase of Common Stock	1,272	36.9708	11/03/2015
Purchase of Common Stock	1,299	37.4700	11/03/2015

Purchase of Cash-Settled Total Return Swap	276	37.3980	11/03/2015